UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 13, 2024

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On November 12, 2024 and November 13, 2024, the Registrant issued press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference. The information contained in this Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-266839).

Exhibit

99.1	Press release dated November 12, 2024
99.2	Press release dated November 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE
(Registrant)

Date: November 13, 2024	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President